As filed with the Securities and Exchange Commission on June 4, 2007

                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES

                                 --------------

                              BHP BILLITON LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                  (Translation of issuer's name into English)

                                 --------------

                                    Australia
            (Jurisdiction of incorporation or organization of issuer)

                        --------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                                   Earl Moore
                            1350 Post Oak Bouelvard,
                                    Suite 156
                              Houston, Texas 77056
                                 (713) 961-8414
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                        --------------------------------

                                   Copies to:

        Christopher J. Kell, Esq.                   Herman H. Raspe, Esq.
         Skadden, Arps, Slate,                Patterson Belknap Webb & Tyler LLP
            Meagher & Flom                        1133 Avenue of the Americas
               Level 13,                           New York, New York 10036
         131 Macquarie Street
          Sydney, New South
              Wales 2000,
              Australia

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing two (2) ordinary
shares of BHP Billiton Limited             100,000,000              $5.00            $5,000,000.00            $153.50
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Upper right corner.
            one American Depositary Share ("ADSs")

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (16)
            securities                                             and (17).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).

     (iv)   The transmission of notices, reports and proxy         Face of Receipt  - Paragraph (13);
            soliciting material                                    Reverse of Receipt - Paragraph (16).

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14) and (18).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (22) and (23) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (6),
            the underlying securities                              (7), (9) and (10).


                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

     (xi)   Fees and charges which may be imposed directly  or     Face of Receipt - Paragraph (10).
            indirectly on holders of ADSs

Item 2.     AVAILABLE INFORMATION                                  Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Second Amended and Restated Deposit Agreement, by and among BHP Billiton Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among BHP Billiton Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of June, 2007.

                                       Legal entity created by the Second
                                       Amended and Restated Deposit Agreement
                                       under which the American Depositary
                                       Shares registered hereunder are to be
                                       issued, each American Depositary Share
                                       representing two (2) ordinary shares of
                                       BHP Billiton Limited.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Susan A. Lucanto
                                           -------------------------------------
                                       Name: Susan A. Lucanto
                                       Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, BHP Billiton Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Melbourne, Australia, on May 31, 2007.

                                       BHP BILLITON LIMITED


                                       By: /s/ Karen Wood
                                           -------------------------------------
                                       Name: Karen Wood
                                       Title: Chief Governance Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karen Wood to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 31, 2007.

Signature
---------


/s/ Charles Goodyear
-----------------------------------------
Charles Goodyear
(Principal Executive Officer)


/s/ Alex Vanselow
-----------------------------------------
Alex Vanselow
(Principal Financial Officer)


/s/ Nigel Chadwick
-----------------------------------------
Nigel Chadwick
(Principal Accounting Officer/Controller)



-----------------------------------------
Paul Anderson
(Director)


/s/ Don Argus
-----------------------------------------
Don Argus
(Director)



-----------------------------------------
David Brink
(Director)



-----------------------------------------
John Buchanan
(Director)


/s/ Carlos Cordeiro
-----------------------------------------
Carlos Cordeiro
(Director)



-----------------------------------------
David Crawford
(Director)


/s/ Jacques Nasser
-----------------------------------------
Jacques Nasser
(Director)


/s/ John Schubert
-----------------------------------------
John Schubert
(Director)


/s/ E. Gail de Planque
-----------------------------------------
Gail de Planque
(Director)


/s/ Charles Goodyear
-----------------------------------------
Charles Goodyear
(Director)


/s/ David Jenkins
-----------------------------------------
David Jenkins
(Director)


/s/ Marius Kloppers
-----------------------------------------
Marius Kloppers
(Director)


/s/ Chris Lynch
-----------------------------------------
Chris Lynch
(Director)


Authorized Representative in the U.S.


/s/ Earl K. Moore
-----------------------------------------

                                Index to Exhibits

                                                                  Sequentially
Exhibit            Document                                       Numbered Page
-------            --------                                       -------------

(a)                Form of Second Amended and Restated
                   Deposit Agreement

(d)                Opinion of counsel to the Depositary